82-34645

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT

(212)-450-6833

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

SEP 27 2002

~~File No. 82-5134~~

September 27, 2002

SUPPL

02055066

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

Re: **Telefónica Móviles Perú Holding S.A.A.— Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following information:

1. English summary of the following document: Letter to the CONASEV dated September 19, 2002 relating to Relevant Facts.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6833.

dlw 9/30

Very truly yours,

Karla Arias

(Enclosure)

cc: Manuel Garciadiaz (w/ enclosure)
Katia Brener (w/o enclosure)
Mariana Brigneti Suito (w/o enclosure)
Victor C. Schwartzmann (w/ enclosure)

File No. 82-5134

English Summary for Telefónica Móviles Perú Holding S.A.A.

–Letter to the CONASEV dated September 19, 2002:

To inform CONASEV that the Company's Board of Directors has appointed Deloitte & Touche S.R.L. as the Company's external auditors for the year 2002.

To inform CONASEV of the resignation of Mr. Victor Carlos Schwartzmann Larco as Secretary to the Board of Directors of Telefónica Móviles Péru Holding S.A.A., due to new responsibilities he assumed in Grupo Telefonica. Appointed to take his place is Ms. Julia Mária Morales Valentin.

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

SEP 27 2002

GGR-135-A- 312-2002
Lima, 19 de septiembre de 2002

Señores
COMISIÓN NACIONAL SUPERVISORA DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

Nos dirigimos a ustedes en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 307-95-EF/94.10, para informarles que en ejercicio de las facultades delegadas por la Junta Obligatoria Anual de Telefónica Móviles Perú Holding S.A.A., en la fecha el Directorio de la Sociedad designó a Deloitte & Touche S.R.L. como auditor externo para el ejercicio 2002.

En igual sentido, cumplimos con informar que en la fecha el doctor Víctor Carlos Schwartzmann Larco, identificado con Documento Nacional de Identidad N° 08234765, renunció al cargo de Secretario del Directorio de Telefónica Móviles Perú Holding S.A.A., en razón de haber asumido nuevas responsabilidades en el Grupo Telefónica. En atención a ello, el Directorio acordó designar en tal cargo a la doctora Julia María Morales Valentín, identificada con Documento Nacional de Identidad N° 08768750.

Sin otro particular, quedamos de ustedes.

Atentamente,

Víctor Schwartzmann Larco
Representante